GRIFFIN FINANCIAL GROUP LLC

620 Freedom Business Center

Suite 200

King of Prussia, PA 19406

February 7, 2022

VIA EMAIL AND EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Ms. Jessica Livingston

Re:	Forge Group, Inc.

Offering Statement on Form 1-A

File No. 024-11534

Ladies and Gentlemen:

Griffin Financial Group LLC, as placement agent for Forge Group, Inc. (the “Company”), hereby requests that the Company’s above-referenced Offering Statement on Form S-1 be determined to be qualified by the U.S. Securities and Exchange Commission (the “Commission”) February 9, 2022, at 2:00 p.m., or as soon as practicable thereafter.

Please contact me at (610) 205-6028 with any questions you may have concerning this request.

Very truly yours, Griffin Financial Group LLC

By:	/s/ Jeffrey P. Waldron
Name:	Jeffrey P. Waldron
Title:	Senior Managing Director